SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       TTI TEAM TELECOM INTERNATIONAL LTD.
                           ---------------------------
                       (Name of Subject Company (Issuer))

                          TEAM SOFTWARE INDUSTRIES LTD.
                           ---------------------------
                        (Name of Filing Person (Offeror))

                  ORDINARY SHARES, PAR VALUE NIS 0.50 PER SHARE
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
                                   -----------
                      (CUSIP Number of Class of Securities)


                                SHLOMO EISENBERG
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          TEAM SOFTWARE INDUSTRIES LTD.
                              7 MARTIN GEHL STREET
                    KIRYAT ARYEH, PETACH TIKVA 49512, ISRAEL
                                (972-3) 926-9700
        ----------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                            CALCULATION OF FILING FEE

        --------------------------------  ------------------------------
             Transaction Valuation              Amount of Filing Fee

                Not Applicable                      Not Applicable
        --------------------------------  ------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:                     Filing Party:

         Form or Registration No.:                   Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.
|_|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3
|_|      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The following press release was issued by Team Software Industries Ltd. on December 10, 2002.

NEWS RELEASE


   TEAM SOFTWARE INDUSTRIES LTD. TAKING ACTIONS TO LAUNCH PARTIAL TENDER OFFER
                     FOR TTI TEAM TELECOM INTERNATIONAL LTD.

PETACH TIKVA, ISRAEL, December 10, 2002. Team Software, an Israeli holding company wholly owned by Team Computer and Systems Ltd. (an Israeli company listed on the Tel Aviv Stock Exchange that acts as a computer distributor, system integrator and other value-added services provider (TASE: TEAM)), announced today that its board of directors has directed its management to take actions to launch a partial tender offer to purchase an additional 5.5% to 10.1% of TTI Team Telecom International Ltd. (NASDAQ: TTIL). Team Software currently owns 44.75% of the outstanding share capital of TTI and, following the completion of such partial tender offer, will own at least 50.22% of the outstanding share capital of TTI. This tender offer is conditioned upon receipt of all necessary approvals, including without limitation, the approval of the Israeli Anti-Trust Authority and the U.S. Securities and Exchange Commission
(SEC).

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for outstanding ordinary shares of TTI described in this announcement has not yet commenced and no assurance can be given that it will be commenced. At the time the offer is commenced, Team Software will file a tender offer statement with the SEC. TTI's investors and security holders are urged to read the tender offer statement referenced in this press release when it becomes available because it will contain important information about the transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:
Investors and security holders may obtain a free copy of the tender offer statement when it is available and other documents filed by Team Software with the SEC at the SEC's web site at www.sec.gov. The tender offer statement and the solicitation recommendation statement and these other documents may also be obtained free from Team Software or the information agent.


Team Software Contact:

Mr. Shimshon Tauber +972-3-9728300